September 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549

ATTN: David Irving
    Mark Brunhofer

Filed Via EDGAR as Correspondence

    RE:     CME Group, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2024
        Form 8-K Filed July 23, 2025
        File No. 001-31553

Dear David Irving and Mark Brunhofer:

This letter sets forth the responses of CME Group, Inc. (“CME”, “the Company”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) from comment letter dated September 12, 2025 with respect to the above referenced Form 10-K and Form 8-K. For your convenience, we have duplicated the original comments of the Staff as set forth in the comment letter below in italics in providing our responses to each of the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 18. Segment Reporting, page 82

1.Please represent to us that you will revise future filings to include the geographic disclosures under ASC 280-10-50-41. Otherwise, tell us why they are not required.

CME Response:

We will provide the geographic disclosures in our future annual filings, as required by ASC 280-10-50-41. The following is an illustration of the proposed disclosure to be included within footnote 18, Segment Reporting, in our Form 10-K.

Material revenue and long-lived assets are defined as those which represent 10% or more of total revenues and long lived assets. Revenue and long lived assets by country for the years ended December 31, 2025, 2024 and 2023 and as of December 31, 2025 and 2024 are set forth in the table below:

		Revenues (b)						Long-lived Assets (c)
(in millions)		2025		2024		2023		2025		2024
United States	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx
United Kingdom (a)		xxx		xxx		xxx		xxx		xxx
Other foreign countries		xxx		xxx		xxx		xxx		xxx
Totals	$	xxx	$	xxx	$	xxx	$	xxx	$	xxx

(a) United Kingdom includes Great Britain and Northern Ireland.

(b)  Revenues are classified based upon the location of the customer.

(c)  Long-lived assets represent property, plant and equipment, indefinite-lived intangible assets, amortizable intangible assets, and other investments included in other assets. See Note 5 for further information on property. See Note 6 for further information on goodwill and other intangible assets. See Note 17 for further information on investments included in other assets. These assets are reported in the country where they are primarily used.

2.You reference Adjusted Operating Income and state that you recorded all-time record Adjusted Operating Income in the second quarter of 2025. We note that you do not quantify Adjusted Operating Income or include a reconciliation from a GAAP measure to this non-GAAP measure. Please either remove reference to this non-GAAP measure in future releases furnished on Forms 8-K, or advise otherwise as to why it is a meaningful and useful measure and include all of the disclosure requirements of Item 10(e) of Regulation S-K.

CME Response:

In future filings, the Company will include all applicable disclosure requirements of Item 10(e) of Regulation S-K for non-GAAP measures used. We believe that the presentation of non-GAAP Operating Income provides important supplemental information to management and investors about financial and business trends relating to the company’s financial condition and results of operations. We propose to include the following table within our future releases on Form 8-K to quantify and provide a reconciliation for GAAP to non-GAAP Operating Income.

CME Group Inc. and Subsidiaries
Adjusted Revenue, Operating Expense and Operating Income Reconciliation
(dollars in millions, except per share amounts; shares in thousands)

		Quarter Ended September 30,				Nine Months Ended September 30,
		2025		2024		2025		2024
Total Revenues	$	XXX	$	XXX	$	XXX	$	XXX
Real estate-related costs (credits)		XXX		XXX		XXX		XXX
Adjusted Revenues	$	XXX	$	XXX	$	XXX	$	XXX
Expenses		XXX		XXX		XXX		XXX
Restructuring and severance		XXX		XXX		XXX		XXX
Deferred compensation(1)		XXX		XXX		XXX		XXX
Amortization of purchased intangibles		XXX		XXX		XXX		XXX
Strategic transaction-related costs		XXX		XXX		XXX		XXX
Real estate-related costs (credits)		XXX		XXX		XXX		XXX
Foreign exchange transactions (gains) losses		XXX		XXX		XXX		XXX
Unrealized and realized (gains) losses on assets		XXX		XXX		XXX		XXX
Litigation matters or settlements		XXX		XXX		XXX		XXX
Adjusted Operating Expenses	$	XXX	$	XXX	$	XXX	$	XXX

Operating Income	$	XXX	$	XXX	$	XXX	$	XXX

Adjusted Operating Income	$	XXX	$	XXX	$	XXX	$	XXX

1. Includes $X.X million and $X.X million for a change in our non-qualified deferred compensation liability in the third quarter and first nine months of 2025. This impact does not affect net income, because the compensation and benefits change has an equal and offsetting change in investment income.

We will also continue to include the reconciliation for GAAP to non-GAAP Net Income, Net Income Attributable to CME Group and Diluted EPS as shown in the following table.

CME Group Inc. and Subsidiaries
Adjusted Net Income, Net Income Attributable to CME Group and Diluted EPS Reconciliation
(dollars in millions, except per share amounts; shares in thousands)

		Quarter Ended September 30,				Nine Months Ended September 30,
		2025		2024		2025		2024
Net Income	$	XXX	$	XXX	$	XXX	$	XXX
Restructuring and severance		XXX		XXX		XXX		XXX
Amortization of purchased intangibles(1)		XXX		XXX		XXX		XXX
Strategic transaction-related costs (credits)		XXX		XXX		XXX		XXX
Real estate-related costs (credits)		XXX		XXX		XXX		XXX
Foreign exchange transaction (gains) losses		XXX		XXX		XXX		XXX
Unrealized and realized (gains) losses on investments		XXX		XXX		XXX		XXX
Unrealized and realized (gains) losses on assets		XXX		XXX		XXX		XXX
Litigation matters or settlements		XXX		XXX		XXX		XXX
Income tax effect related to above		XXX		XXX		XXX		XXX
Other income tax items		XXX		XXX		XXX		XXX
Adjusted Net Income	$	XXX	$	XXX	$	XXX	$	XXX

Adjusted Net Income Attributable to Common Shareholders of CME Group	$	XXX	$	XXX	$	XXX	$	XXX

Earnings per Share Attributable to Common Shareholders of CME Group:
Basic	$	XXX	$	XXX	$	XXX	$	XXX
Diluted		XXX		XXX		XXX		XXX

Adjusted Earnings per Share Attributable to Common Shareholders of CME Group:
Basic	$	XXX	$	XXX	$	XXX	$	XXX
Diluted		XXX		XXX		XXX		XXX

Weighted Average Number of Common Shares:
Basic		XXX		XXX		XXX		XXX
Diluted		XXX		XXX		XXX		XXX
Preferred shares(2)		XXX		XXX		XXX		XXX

1. Includes $X.X million and $X.X million of amortization of purchased intangibles (net of tax) at OSTTRA and $X.X million and $X.X million of amortization of purchased intangibles at S&P Dow Jones Indices LLC in the third quarter and first nine months of 2025. This is reported in Equity in net earnings of unconsolidated subsidiaries on the Consolidated Statements of Income.
2. Preferred shares have similar rights as common shares without voting rights.

In addition, the Company acknowledges:

•the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please do not hesitate to call me at 312-930-1309 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Lynne Fitzpatrick
_______________________________________
Lynne Fitzpatrick
President & Chief Financial Officer
CME Group Inc.